APPENDIX B:
HISTORICAL FINANCIAL STATEMENTS

WORKING MAN DISTILLERS LLC
Balance Sheet - unaudited
For the period ended 7/31/2019

	Current Period
	31-Jul-19
ASSETS	
Current Assets:	
Cash	$ -
Inventory	-
Total Current Assets	-
Fixed Assets:	
Equipment	$4,343
Total Fixed Assets	$4,343
TOTAL ASSETS	**$4,343**
LIABILITIES	
Total Current Liabilities	$0
Total Long-Term Liabilities	$0
EQUITY	
Total Equity	$4,343
TOTAL LIABILITIES & EQUITY	**$4,343**
Balance Sheet Check	-

I, _Kelly Lendall_____, certify that:

(1) The financial statements of _Working Man Distillers, LLC_ included in this Form are true and complete in all material respects; and

(2) The tax return information of _Working Man Distillers, LLC_ have not been included in this Form as Working Man Distillers, LLC was formed on __7 / 25 / 19__ and has not filed a tax return to date.

Signature: _Kelly Lendall_
DocuSigned by:
6C01C66715E5432...

Name: _Kelly Lendall_____

Title: _Owner_____